Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-198986, 333-201677, 333-203457 and 333-203458

Free Writing Prospectus dated April 20, 2015

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FANTEX JACK MEWHORT

This tracking stock is intended to reflect the separate economic performance of a specific brand contract that Fantex, Inc. has signed with an athlete. This is not a direct investment in that athlete or brand contract. It represents an ownership interest in Fantex, Inc. Fantex cannot assure you as to the development or liquidity of any trading market for this stock.

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IPO PRICE PER SHARE	IPO STATUS	SHARES AVAILABLE	IMPLIED VALUE	ACQUIRED BRAND INCOME
10.00	Coming Soon	268,100	$26,810,000	10%

BRAND INFO | BRAND CONTRACT | FANTEX, INC. | SHARE:

ABOUT THE BRAND (Information updated as of April 16, 2015)

Jack Mewhort is an offensive guard for the Indianapolis Colts in the NFL and has been in the NFL since the 2014 season. He was selected by the Indianapolis Colts with the 59th overall pick in the 2nd round of the 2014 NFL Draft. Jack Mewhort attended The Ohio State University, where he played on the offensive line in a total of 49 games. At Ohio State, he played in 10 games as a redshirt freshman and was named to the all-Big Ten Freshmen team by Rivals.com. The following season, Jack Mewhort started the first five games of the season at left guard and finished the remainder of the season with eight consecutive starts at right guard, and was named Honorable Mention All-Big Ten Conference. In the 2012 season, Jack Mewhort started all 12 games at left tackle and was presented with Ohio State's 2012 co-offensive lineman of the year award. The Ohio State Buckeyes went undefeated in 2012, and won the Big Ten Conference Leaders Division. In 2013, Jack Mewhort was named to the preseason watch list for the Outland Trophy. For the 2013 season, Jack Mewhort was named a first-team All-American by ESPN.com, and second-team All-American by Walter Camp, Sports Illustrated and the Football Writers Association of America. Jack Mewhort was also invited to the Reese's Senior Bowl. As an NFL rookie, Jack Mewhort started and played in 14 regular season games and 3 post-season games as the left guard for the Indianapolis Colts.

BRAND POSITIONING

Our brand identity for Jack Mewhort is to associate him with "unconventional." Throughout his life, Jack Mewhort has continually defied conventional wisdom as both a person and a player. Recruited nationally out of high school, he instead chose to stay in his home state of Ohio for college. When given a chance to leave college early and enter the NFL draft, Jack Mewhort stayed in school and was named to a number of All American teams as a senior. At 6'6" 309 pounds, Jack Mewhort looks every bit the part of a prototypical offensive lineman football player. However, he is also a talented illustrator who is often sketching when not in the weight room. With his decision to become the first offensive lineman to sign a brand contract with us, Jack Mewhort has again defied convention by showing even those playing in the trenches have a personal brand that can be built and grown over time.

For complete description, please view the prospectus.

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UNDERWRITER
Fantex Brokerage Services, LLC

QUALIFIED INDEPENDENT UNDERWRITER
To Be Announced

JACK MEWHORT

Age	24
Position	OG
Team	Indianapolis Colts
Years Pro	1
College	Ohio State
Height	6.50 ft (1.98 m)
Weight	309.00 lbs (140.16 kg)
Birthplace	Toledo, Ohio

Fantex, Inc. offerings are highly speculative and the securities involve a high degree of risk. Investing in a Fantex, Inc. tracking stock should only be considered by persons who can afford the loss of their entire investment. Fantex, Inc. has currently entered into brand contracts with NFL football players. The images on this website depicting other sports are intended to illustrate sports played by athletes that Fantex, Inc. may pursue to enter into brand contracts. There is no assurance that Fantex, Inc. will offer additional tracking stocks to reflect the economic performance of brands that play any of the sports depicted on the website. VIEW RISKS *Each Fantex, Inc. tracking stock is intended to track and reflect the separate economic performance of a specific brand contract that Fantex, Inc. has signed with an athlete. However, holders of shares of a Fantex, Inc. tracking stock will have no direct investment in that brand contract, associated brand or athlete. Rather, an investment in a tracking stock will represent an ownership interest in Fantex, Inc. as a whole, which will expose holders to additional risks associated with any individual tracking series that Fantex, Inc. establishes and issues in the future. Fantex Brokerage Services cannot assure you as to the development or liquidity of any trading market for these stocks. Fantex, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 855-905-5050. View the Fantex Kendall Wright prospectus. View the Fantex Jack Mewhort prospectus. View the Fantex Michael Brockers prospectus. View the Fantex Alshon Jefferv prospectus. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled. Need help? Call us at (855) 905-5050, email us, or live chat with customer support Follow us on Explore Stocks  Learn More Help ·About Fantex Press Contact Privacy Policy . Account Aareement Business Continuitv Procedures Customer Identification On fantex.com all securities mentioned are issued by Fantex, Inc. and the use of “Fantex,” unless otherwise specified, refers to Fantex Brokerage Services. Fantex Brokerage Services LLC and Fantex, Inc. are separate but affiliated companies. Security products are not FDIC insured, are not bank guaranteed and may lose value. Fantex Brokerage Services LLC does not solicit, recommend or offer advice on the investment merits of investing in any securities. All quotes and orders displayed on Fantex.com are from unsolicited orders. Fantex Holdings, Inc., the parent company of Fantex Brokerage Services, LLC, owns shares of every Fantex Tracking Series. Fantex Brokerage Services was the managing underwriter for all Fantex Tracking Series offerings. © 2015

FANTEX LEARN MORE EXPLORE STOCKS FANTEX JACK MEWHORT This tracking stock is intended to reflect the seperate economic performance of a specific brand contract that fantex Inc. has signed with an athlete. This is not a direct investment in that athlete or brand contract it represent an ownership interest in Fantex Inc. Fantex cannot assure you as to the development or liquidity of any trading market for this stock Call us for information on how to participate in this IPO 9.30am to 8.00pm ET, M-f (800) 229-7958 or Buy and sell stock currently trading on Fantex Sign Up Log In IPO ORICE PER SHARE 10.00 IPO STATUS Coming Soon SHARES AVAILABLE 268,100 IMPLIED VALUE &26,810,000 ACQUIRED BRAND INCOME 10% BRAND INFO BRAND CONTRACT FANTEX, INC. BRAND CONTRACT (Information updated as of April 16, 2015) The information below is a summary of currently effective contracts of jack Mewhort that are included in his brand income, as defined in the contract between Jack Mewhort and Fantex, Ic. Fantex, Inc. has acquired 10% interest in Jack Mewhort’s branf income in the contract with Fantex, Inc. view the prospectus. INCLUDED CONTRACTS COUNTERPARTY Indianaplolis Colts, Inc. TYPE OF CONTRACT NFL player contract PRODUCT CATEGORY N/A BRAND CONTRACT (Information updated as of April 16. 2015) The information below is a summary of currently effective contracts of Jack Mewhon that are included in his brand income, as defined in the contract between Jack Mewhort and Fante)(, Inc. Fantex, Inc. has acquired 10% interest in Jack Mewhort’s brand income as defined in the contract with Fantex, Inc. View the prospectus. INCLUDED CONTRACTS COUNTERPARTY TYPE OF CONTRACT PRODUCT CATEGORY Indianapolis Colts. Inc NFL Player Contract N/A BRAND INCOME DEFINITION FOR JACK MEWHORT On March 26. 2015. Fantex. Inc_ entered into a brand contract with Jack Donald Mewhort (together with any affiliates, as the context requires,· Jack Mewhort”). a professional athlete in the National Football League (the “NFL”). pursuant to which Fantex. Inc. will acquire an interest equal to 10% of the gross monies or other consideration (including rights to make investments) that Jack Mewhort receives after February 15. 2015, subject to specified exceptions and net of certain related expenses (such as legal fees. travel expenses and self-employment taxes). as a result of his activities in the NFL and related fields (including activities in a non-NFL football league). such as broadcasting and coaching Income that is excluded from brand income. consists of Any cash receipts resulting from the contract party’s investments in stocks or other equity, bonds. commodities. derivatives. debt or real estate. so long as (a) such stocks or other equity. bonds. commodities, derivatives. debt investments and real estate are not received by him as compensation or consideration for activities (including licensing of rights) in the “field” as defined in his brand contract. (b) the contract party is not obligated to provide any services related to the “field” in connection with such investment and (c) the business or commercial venture related to such investment does not use the contract party’s persona in its legal name or “dba,” or in connection with its marketing. advertising or promotion; Any income received from employment, services rendered or other activities not related to professional football and related fields: Any reasonable reimbursement of incidental expenses actually Incurred by Jack Mewhort. including without limitation. travel. lodging, per diem and other incidental expenses. or the value of any such items paid by a third party on his behalf: Certain future pension and benefit payments under the CBA, except that income deferred pursuant to Article 26. Section 6 of such CBA shall not be deemed to be future pension payments and as such. shall be included in brand income: Merchandise, services or service plans or merchandise, service or service plan credit up to the lesser of $40,000 and 4% of all brand income during any applicable calendar year and as otherwise agreed by Fantex in its discretion; and Any otherwise specifically excluded income under each brand contract The following specifically excluded income: All proceeds from life, disability or injury insurance policy covering Jack MeWhort: All amounts payable to Jack Mewhort for participation in any NFL game. including any preseason game. Pro Bo’NI or other postseason game, if he is excused from such participation without pay by the NFL or Indianapolis Colts as a result of any injury. illness physical or mental condition. bereavement or birth of his child: and Any consideration payable to him pursuant to the Football Contract between Jack Mewhort and Nike USA, Inc. dated July 1. 2014. $413.128 of Jack Mewhort’s NFL p layer contract signing bonus payable in March 2015. For the 2014 NFL season, performance-based compensation of $ 190,893 earned pursuant to Article 28 of the NFL’s CBA

Fantex, Inc. offerings are highly speculative and the securities involve high degree of risk. Investing in a Fantex, Inc, tracking stock should only be considered by persons who can afford the loss of their entire investment. Fantex, Inc has currently entered into brand contacts with NFL football players. The images on this website depicting other sports are intended to illustrate sports played by athletes that Fantex, Inc. may pursue to enter into brand contacts. There is no assurance that Fantex, Inc will offer additional tracking stock to reflect the economic performance of brand that play any of the sports depicted in the websites. *Each Fantex, Inc tracking stock is intended to track and reflect the separate economic performance of a specific brand contract that Fantex, Inc. has signed with an athlete. However, holders of shares of a Fantex, Inc. tracking stock will have no direct investment in the brand contract, associated brand or athlete. Rather, an investment in a tracking stock will represent an ownership interest in Fantex, Inc. as a whole, which will expose holders to additional risks associated with any individual tracking series that Fantex, Inc. Establishes and issues in the future. Fantex Brokerage Services cannot assure you as to the development or liquidity of any trading market of these stocks. Fantex, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents Fantex, Inc. has filed with SEC for more complete information about Fantex, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Websites at www.sec.gov. Alternatively, Fantex, Inc. any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 855-905-5050. View the Fantex Kendall Wright prospectus. View the Fantex Jack Mewhort prospectus. View the Fantex Michael Brackets prospectus. View the Fantex Alshon Jeffery prospectus. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled. Need help? Call us at (855) 905-5050, email us, or live chat with customer support Follow us on Explore Stocks Learn More  Help  About Fantex  Press  Contract Privacy Policy  Account Agreement  Business Continuity Procedures  Customer Identification On fantex.com all securities mentioned are issued by Fantex, Inc, and the use of “Fantex,” unless otherwise specified refers to Fantex Brokerage Services. Fantex Brokerage Services LLC and Fantex, Inc. are separate but affiliated companies. Security products are not FDIC insured are not bank guaranteed and may lose value. Fantex Brokerage Services LLC does not solicit, recommend or offer advice on the investment merits of investing in any securities. All quotes and orders displayed on Fantex.com are from unsolicited orders. Fantex Holdings, Inc., the parent company of Fantex Brokerage Services, LLC, owns shares of every Fantex Tracking Series. Fantex Brokerage Services was the managing underwriter for all Fantex Tracking Series offerings. ©2015